Filed by Agrium Inc. (Commission File No. 333-157966) Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CF Industries Holdings, Inc.

Important Information

This communication does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North Acquisition Co., a wholly-owned subsidiary of Agrium, their respective directors and executive officers and certain other persons are deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 23, 2009 relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this communication concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

Forward-Looking Statements

Certain statements and other information included in this communication constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this communication, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this communication as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

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RBC Capital Markets 2009 Global Mining and Materials Conference

Mike Wilson - President & Chief Executive Officer, Agrium Inc.

June 9, 2009, 11:30 a.m. ET

Toronto, Ontario, Canada

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Unidentified Man: Okay. Thank you for joining us.

We’re going to move on to our In Conversation Session with Mike Wilson from Agrium.

Mike joined Agrium in 2000 and was appointed President and Chief Executive Officer in 2003. Agrium is the largest agricultural retailer in the United States and the major producer of nitrogen, potash and phosphate fertilizers as well as specialty fertilizers. Please welcome Mike Wilson.

Mr. Mike Wilson: Thanks, [unintelligible]. This is the format. And we’re being taped.

Unidentified Man: That’s right.

It’s certainly been an interesting, I’d say, 12 months, nine months. And just maybe just want to get your thoughts on what are some events that probably surprised you most with respect to what happened within the fertilizer industry and the way Agrium’s businesses have performed over this period.

Mr. Mike Wilson: Okay.

The first surprise is we’re apparently in hard rock mining. I see that picture.

Biggest surprises were the huge drop—rise in price and drop in price. We didn’t expect it to have that peak and fall down. We didn’t expect it to go as high and we didn’t expect it to come off as fast.

The other big surprise was really the phosphate potash demand. You know, our expectation is they—initially, they’d be down 10 to 20 percent, and then we raised it 20 to 30, and now we see 40 to 50.

If you look at the company from an operation point of view, we obviously had the impact of falling prices and we saw the cycle on NP and K. But, our retail business has really outperformed, and it’s delivering as we thought it would deliver. It’s gonna be off maybe this year 15 percent, which is not bad considering the nutrients are off 70 percent.

So, we see volatility. That’s what you get when you’re in the nutrient business. But, our retail strategy is playing out and so is our advanced technologies.

Unidentified Man: Great.

And in terms of your strategic vision for Agrium going forward, if you do proceed with your proposed acquisition of CF, where do you see the potential growth opportunities going forward? And if you do drop your bid, what would be the focus of your strategic plans going forward?

Mr. Mike Wilson: Well, we plan for success, so I hope we get CF. We’ve been very clear, though. If we don’t get a compelling majority, we will walk. We’ll listen to their shareholders. Hopefully, they’ll listen to their shareholders, as well.

Strategically, the strategy hasn’t changed. We invest across the whole ag input value chain. If you look at it, our seed and crop protection chemical business has grown from 5, 600 million four years ago to 3 billion today. Our seed and crop protection chemicals are gonna grow organically quite strong. We’ve got very good private label businesses, good branding internally.

And so, you’re gonna see—and we’re seeing our seed business grow well over 10 percent this year in what people consider a down market.

If you look at the retail side in general, there’s no reason we can’t double that business. We’ll do it whether we do CF or we don’t do CF. That strategy will not change. We should be able to get easily to 30 percent share of market over the next five years. That’s gonna be through acquisition primarily.

If you look at advanced technologies, it’s a small business - went from a zero dollars to 350 million revenue last year, zero EBITDA to 50 million EBITDA. We’re now with our ESN, which is our coated proprietary slow release urea or controlled release urea, we are at the plant going in Missouri, we put a facility in Sylacauga, Alabama. We’ve got the capability of twinning Missouri. We’ve got the capability of twinning our plant in Canada. We’ve got a team going over to Europe later this year to look at opportunity there and opportunity in Asia. So, there’s lots of opportunity, and we’ll do that whether or not we get CF.

If you look on the nutrients side, we’ve got Brownfield and Greenfield opportunities. Again, those are independent of CF. And you’ll see us expand our distribution globally like we did. They’re not hard capital, but the Common Market Fertilizer acquisition that we made in July last year, we’re looking at those type of plays around the world.

And in Egypt, we’re only 26 percent of Mopco, but I would expect in the next five years, it’s not gonna have a big impact on our balance sheet, but that they will twin to triple that facility and we’ll take 100 percent of the marketing.

So, the strategy will not change with or without CF. CF is very compelling, hopefully to their shareholders and to ours from a distribution play point of view and phosphate point of view.

Unidentified Man: In terms of doubling the retail business, is that primarily within the North American US market, or do you see opportunities outside of North America?

Mr. Mike Wilson: There are opportunities outside of North America. Doubling is within North America. Anything outside of North America will be on top of that.

We are looking more aggressively in Canada. We are taking our Argentinean model. We’ve already moved into Chile. We’re moving into Uruguay as we speak. I think we have a couple facilities going in there, and then we’ll build on that.

We’ve looked at Europe in the past. We have passed on opportunities, mainly because they were good ways to grow, but we couldn’t see the value proposition. But, we would go into Europe under the right value proposition.

We’ve looked in Australia. It’s a similar type thing. So, we look around the world and look at opportunities.

Our model works very well in North America. We know we can transport it to South America. It has the potential of working in Europe and Australia. Places like Brazil, China, India, it’s not the model that you’d take in.

Unidentified Man: And regarding your bid for CF Industries, the process has been almost at a standstill given CF’s refusal to sit down and negotiate with you. Do you believe you’ve made significant progress since your June 3rd announcement of your plan to potentially walk away from the transaction if a compelling majority of shareholders don’t tender to your offer? And how confident are you of a successful resolution at this point?

Mr. Mike Wilson: Well, we wouldn’t be doing all this if we weren’t confident we were gonna get across the line. It’s—I think coming out on June 3rd—I can’t remember the date—we had to get some clarity to this. There was a feeling that we’d just continue to bump ourselves to death.

If I were CF, I would encourage that, and we’re not going to do that. Our shareholders would not like that.

We feel we have a full and fair value. We’ve talked to a lot of their shareholders in the last months, but especially last week and again this week. We have an Investor Day tomorrow - put a plug in for that.

And when we talk to their shareholders, with the exception of one, possibly two, they’re all saying we want this deal to go forward, it makes total sense, it’s good for CF, it’s good for Agrium, it’s better than CF’s alternatives and we’re gonna support you. Now, at the end of the day, whether they do or don’t, it’s gonna be their decision on the 22nd or by the 22nd.

If they support us, I can’t believe CF would not listen to the shareholders, the people that own the company. And if they don’t support us, we’ll leave.

Unidentified Man: Any questions from the audience at this point?

Mr. Mike Wilson: We’re being blinded up here, so if you raise your hand, we likely wouldn’t see it anyways.

Unidentified Man: Okay.

Well, maybe while we’re waiting for someone—.

Unidentified Man: [—Unintelligible.]

Mr. Mike Wilson: Potash pricing in China, what’s going on? Not a lot. You know, it’s—you’ve really got to take China and India and look at them both. China’s position has been we don’t need to buy for a few months at least and your price is too high and bring your price down, we’ll consider dealing with you.

Our view on China—this is Agrium’s view—is that, you know, they do have 3 million tons of inventory. It’s split between, you know, the Sinofert’s and CNAMPGC’s and in the market. They could hold off if they wanted to July, August, likely if they wanted. They held off till July in 2006, and then when they came, they came in hard.

If they start to try to hold off beyond July, they’re taking a huge risk. And that risk is when their season starts, their fall season goes, they just won’t have the product because it takes a fair amount of time. So, our view is China could hold off till July, maybe August, but we’re thinking July.

In India, they have a much lower inventory situation. They’ve been public saying they’re not going to buy for three or four months at least, which would take them into an August/September timeframe.

I’d be amazed if they do that because that means their farmer will not have product. They only have half a million tons of inventory. And so, you know, I think there’s more pressure on India than there is on China to settle it, and hopefully, we settle it at some reasonable price that both parties are happy at. But, I—it could drag into July.

Unidentified Man: Have a question here.

Unidentified Man: Yeah, Mike, can you update us on the progress at Vanscoy, the expansion there, and whether or not you have moved forward with the first phase of that expansion and when the second phase may eventually come through?

Mr. Mike Wilson: On Vanscoy Brownfield expansion, we were looking at two phases, a phase I and a phase II of around 350, 400,000 each. We’ve now decided to bring it all up at once. So, we’d combine those two into one expansion. It’ll be 750 to 800,000 tons.

We could have made a go on it last year. We’ve held off because we’re back into talking to the contracts and everyone on the capital cost. Obviously, in this environment, you know, have a little bit of leverage on capital.

We should be in a position near the end of this year to make a go/no go decision if we can get those engineering bids back. And it’s a very high probability we’ll go.

Unidentified Man: And once you make the decision, how long will it take after that to—?

Mr. Mike Wilson: —We could bring up and start getting product out in 2012, and then through that year, year and a half, bring the plant up to capacity. So, it’s—we’re talking 2012, up to capacity by 2013.

Unidentified Man: Okay.

One other question on the ESN plant that you’re building in Missouri, I guess it is - that’s 120,000 tons. Is that correct? Is that the capacity there?

Mr. Mike Wilson: Yeah, that’s—.

Unidentified Man: —Roughly 35, $36 million cost—?

Mr. Mike Wilson: —Yeah, it’s 120,000 tons. It’s 35, $36 million. I to date believe it will come in under budget. We feel fairly confident we’ve got a good start on that project, and given again the capital environment, we can leverage it.

It’s easily twinned and we purposely picked that site so we have that capability. You know, our sales—Carson started out our Canadian plant at 160,000 tons and we get it—we’ve gotten it up close to 200 and it’s sold out. We managed to bring up 20,000 tons in Sylacauga very cheap and it’s essentially gone.

We think we’ll have—we need to get that Missouri plant up for the spring of next year. And so, we can see ourselves getting out to 300, 350,000 tons of capacity, and then hopefully, this product really starts to take off and we up to half a million and above.

Unidentified Man: Okay.

And one final question just on the recent announcement that you have gone through with the option with Honthon [sp] on the business that they’ve brought on stream in the last couple years in China - can you talk about what impact that’s going to have on Agrium?

Mr. Mike Wilson: From a—well, first of all, Honthon is a great company and we have partnered with them. It gives us a window into China.

When we did the original deal and took the equity position just a shade below 20 percent, we negotiated the option to back into their sulfur coated urea operations in China, and we implemented that option or took advantage of it. It’s got some growth to it.

From a total Agrium point of view, it’s not large. You know, we’re at—I think we’re a couple million dollars to get into that, but it’s—strategically, it’s a good deal. It—from a materiality point of view, it won’t have a big impact on us. But, it’s just part of our strategy going across that value chain and diversifying product-wise, geographic-wise.

Unidentified Man: I just want to follow up on your potash expansion plans and just maybe talk a little bit about the potash industry. The industry—the producers have shown a significant amount of discipline over—during this period when demand has come off, and I’m just wondering if you’re surprised by the amount of discipline that producers have shown as an industry. And does that give you increased confidence with respect to not just [unintelligible] expansion plans, but also your Greenfield potash mine plans?

Mr. Mike Wilson: Yes, I’m surprised. It—I’ve never seen a commodity that has run at such low capacity rates. You know, from our point of view, I always sell—or state that we make what we sell, we don’t sell what we make.

And I think what happened in the industry is they looked at the phosphate situation where price dropped from $1,200 to $300 and no one bought it. And so, we have discussions internally, should we drop the price a couple hundred dollars, a hundred dollars, and came to the conclusion that if we did, we wouldn’t sell any more. It’s just the nature of the market at this point in time.

Does this discipline that we’re seeing today impact our Brownfield/Greenfield? No. I would never build a plant assuming there’s gonna be discipline going forward. It—you know, you have to stand on your own basic beliefs of supply/demand. And that’s what we do.

You know, discipline today - who knows what it’s gonna be tomorrow? And so, it’s nice to have it. It’d be nice if we were actually selling something. And—but, we don’t make decisions based on that.

Unidentified Man: And with respect to your Vanscoy plant and maybe the Greenfield, what sort of price would you need to justify proceeding with those projects in terms of making the final decision?

Mr. Mike Wilson: We’ve looked at it, and depending on what your capital is, whether you have to put infrastructure in, we think you need to be somewhere between 5 and $600 a metric ton on a long term basis. The challenge you have is when the market goes long, you’ll go below that.

You know, we get a lot of people saying, why don’t you just hold your price at 500, 550 and quit trying to get more. And my response is, if you want to sign a 10 year contract, I’ll do it in a second. But, if you’re gonna—you know, in a long market, if I’m heading to 300 or 200 in a tight market, I’m heading to 700, 800, whatever.

But, you need—our view is through the cycle, you’d need a 5 to $600 price, depending on who you are and how much capital you have to put in for infrastructure.

Unidentified Man: Are there any questions?

I’ll just ask one about CF. If you do proceed with your acquisition of CF, one of the—if you’re acquiring nitrogen assets, I think one of the things you try and aim for is to acquire the lowest marginal cost producers to reduce your marginal cost of production. And with respect to CF, how do you view the Donaldsonville facility in that context and the cost curve, the nitrogen cost curve going forward?

Mr. Mike Wilson: Well, we wouldn’t be buying it if we didn’t think it was gonna be good. You know, nitrogen’s like phosphate and potash. They’re all gonna be cycling.

You know, do we—did we expect potash demand to be down like it was in 2006 this year? Could it happen three years again from now? Yes. Are we planning that? No.

If we look at phosphate, you know, you’ve got Modden [sp] coming up in two or three years, keeps getting pushed back. You’ve got the Chinese.

There is a possibility that the US phosphate could become the high cost incremental exporter. Do we believe that? No, but it is a possibility.

And then, you look at Donaldsonville and you say is there a possibility Donaldsonville could become the high cost producer? Yes, if your view of natural gas is that it’s gonna go very high, which we don’t view given the shell position in the US, if your view that Europe’s gonna stay below the US, we don’t believe that either.

So, there’s a risk in every one of these - Donaldsonville, phosphate, potash. But, our basic beliefs are that it’s a good offset and it’ll be in our portfolio a long time.

Unidentified Man: And what’s your view on forward sales contracts? CF has—a significant portion of their sales are sold under forward sales contracts. I’m wondering—a little bit different, I think, than Agrium. Just wondering what your view on that is going forward. Do you continue with that strategy or would you change strategies there?

Mr. Mike Wilson: Well, we sell forward. We have maybe 100,000 tons. [Unintelligible] is here if you want to grab our marketing guide. We have 100,000 tons of ammonia sold forward. In the last couple of weeks, we’ve been getting interest on UAN, urea and phosphate.

Again, we don’t try to jam products into a market. You know, different companies have different strategies. Some companies, they make the product and then they try to price it to make it go away. We look at the market and make a decision as to whether we should be selling into that market.

So, everyone has their own strategy, but we do take forward sales and we’re starting to see the book come forward right now as we speak on the other products.

Unidentified Man: Any questions from the audience? Oh. One up front.

Unidentified Man: You just said that, you know, you wouldn’t depend on the discipline of the producers in the potash industry to—and, you know, plan to build, you know, Brownfield or Greenfield based on that. How do you view the—you know, based on what you know of the projects that are being built over the next say three to five years, you know, how the supply/demand balance is looking?

Mr. Mike Wilson: On potash in particular?

Unidentified Man: That’s right, yeah.

Mr. Mike Wilson: Well, on potash, there’s a lot of Brownfield capacity coming up. It’s in the hands of the current producers. BHP has been very clear that they’re coming. They’re a big company. I assume they are. They’ve talked 4 million tons followed by another 4, but that wouldn’t be up, I wouldn’t think, until ‘16 or ‘17.

You’ve got a number of other players in Saskatchewan who I would assume would be after that because they don’t have the financing capability and the mining technology ability. But, you know, if prices stay high, they’ll find somebody.

So, if I look at the supply/demand dynamics, it looks balanced, but a lot of that’s because of Brownfield, not Greenfield. And so, getting into 2016, ‘17, you could have a number of new players in. I find very few people who actually can think out that far today. Most of them have trouble getting through the third quarter.

But, you know, this industry has the possibility to change significantly, but that’s eight to ten years down the road. And, you know, so when we’re looking at Greenfield, you know, we look 10 to 20 years down. And that’s why I say I don’t rely on discipline. You never know who’s coming into the market and everybody takes their own actions, obviously.

Unidentified Man: All right.

Can you make a comment on pricing—we’ve seen significant changes in pricing—and maybe what your outlook over the next 12 months for nitrogen, phosphate and potash, and do you see potential for the tightness to return to the market over the next 12 months?

Mr. Mike Wilson: When you look at the next 12 months, you sort of have to take it in two chunks. One is between now and September/October, and then beyond that. On the short term, there’s gonna be more downward pressure than upward pressure on pricing. We’re coming out the spring. We always get that. And so, you’ve got that play.

And then, if you go 10 years through the cycle, normally what would happen is the retail people in North America would start loading for the fall in that August/September time period. Brazil traditionally buys more in the second half than in the first half.

If you go back the last two years, that switched. Our retail group and other retailers in North America were filling for the fall in June/July over the—in 2007 and in early 2008.

And you look at Brazil, they switched. They were buying maybe 60 percent of their needs for the year in the first half versus 40 in the second. So, you had an anomaly for a couple years.

You’re gonna go back to the traditional pattern in this third quarter. So, you’re gonna—you’re not gonna see a huge amount of demand. And then, on potash, you’ve got this issue with India and China that may not get resolved until July, possibly August. Who knows? So, it’s not gonna be a great third quarter.

Then, you go beyond that and it switches in our view fairly aggressively. You know, if corn stays above $4 and soybean stays above 9 to $10, in that range, I think the farmer’s going to want to buy nutrients.

The supply chain is—with the exception of the manufacturers who are full, you know, the PCS’s, the Mosaic’s, the CF’s, the Terra’s, the Agrium’s—the supply chain is rapidly depleting. And so, you can see the potential of a bump coming at you.

I think it’ll likely not be as hard as it was in 2008 because everyone is nervous about getting caught with inventory again. And so, my own view is that retailers, and to some degree in Brazil, they’re gonna buy what they have to buy and not build inventory. But, as you work your way through the fall and the market starts to tighten, I think that’ll get—their purchasing will get a little more aggressive.

So, we’re not positive on the third quarter versus the last two years, but we’re very positive beyond then.

Unidentified Man: Okay.

Any other question from the audience? Oh, sorry, right here.

Mr. Mike Wilson: Lights. We can see the people in the back, not the people in the front.

Unidentified Man: Just a thought - the tone everywhere is see who blinks first, you know, farmer or producer or someone else. So often in life, other things come out of the left field. And I’m thinking here just as an example and seeing how you respond, Argentina, where you are involved, I guess, the farmer has gone from—in its usual 100 year tragedy, Argentina has gone from prosperity to destruction with massive taxes piled on by the El Presidente Cristina whatever and terrible drought, I believe. I think it’s probably still on.

And essentially, they’ve run down from two crops a year to one crop and they’ve switched entirely to soy, which is hardy [sp]. And I just had a question whether they can come back, because they’ve got to have some money to buy. And so, does it—is there something out of left field that could happen in similar forms elsewhere, and so the whole case where everybody’s putting forward is destroyed?

Mr. Mike Wilson: Well, yeah. If you’re paranoid, you can find 100 different things. You know, it—but, you know, you do scenario planning, and one of them it’s difficult to plan on is politics.

I—my view on Argentina is we don’t see long term drought in Argentina. We think the weather patterns will come back to normal. And then, on the political situation in a place like Argentina, farming is so important to the economy, I think rationality will eventually apply.

The good news about ag is it’s this huge global commodity and the business is very large. Even in this difficult financial time, the latest view coming out of the World Food Organization was that there’s still gonna be a 1.5 percent growth in grain consumption, which is below what it’s been. But, find another commodity that’s actually getting a 1.5 percent growth.

And so, you’ll get pockets around the world—Australia’s been having some difficulty. China had some drought conditions.

The—you know, do I see—there’s two things you look at. Do you see corn going back to $2? No. Do you see corn going to $7? I would hope not, because that means we’re in another potential food crisis and I wouldn’t want to see that. Do I see corn $4 and having more upward pressure than downward pressure? Yes.

And so, as long as grain fundamentals stay strong, pockets of problems around the world won’t cause our company an issue.

The other advantage we have, obviously, is we’re in seed growing fast, we’re in crop protection chemical growing fast and we’re in all three nutrients. And we’re now hedging our position from a diversity point of view globally, as well.

So, if you’re in one country like Argentina, you would be in trouble. But, if you’re spread around like we are, which is part of our strategy, you’re okay. So, you look at those scenarios.

The biggest issue that would ever affect us is if, for some reason, grain supply surpasses consumption for two or three years, and then grain prices come down. But, we just don’t see that scenario playing out.

Unidentified Man: All right.

Well, we’re out of time now and I’d like to thank Mike for joining us today and look forward to your Investor Day tomorrow.

Mr. Mike Wilson: Okay.

Unidentified Man: Thank you.